UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: June 20, 2013

Commission File No. 000-54749

CELSUS THERAPEUTICS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Celsus Therapeutics Plc

On June 30, 2013, Celsus Therapeutics Plc (the “Company” or “Celsus”) held its Annual General Meeting of Shareholders (the “AGM”). At the AGM, the Company’s shareholders approved the following resolutions:

1.	The accounts of the Company for the year ended 31 December 2012 together with the report of the auditors of the Company were received. The financial statements were presented and prepared in accordance with US Generally Acceptable Accounting Principles and the financial statements were presented and prepared in accordance with International Financial Regulatory Standards (IFRS) for UK filing.

2.	Kost, Forer Gabbay & Kasierer a member of Ernst & Young Global (EY), were re-appointed as auditors of the Company, and the Audit Committee of the directors was authorized to determine and recommend to the board of directors the auditors’ remuneration.

3.	Saul Yedgar was re-appointed as a director of the Company, as a Class A Director as stated in Article 18.2.1 of the Articles of Association of the Company.

4.	Fredric Price, who having been recommended by the Board to be appointed, was elected as a member of the Company's Board as a Class A Director as stated in Article 18.2.1 of the Articles of Association of the Company.

5.	Robert (Bob) Doman, who having been recommended by the Board to be appointed, was elected as a member of the Company's Board, as a Class A Director as stated in Article 18.2.1 of the Articles of Association of the Company ..

Special Business

Ordinary Resolutions

6.	The shareholders approved the 2007 Stock Option Plan ("Plan") and its amendments that were approved by the Board of Directors of the Company on August 28, 2007, April 26, 2012, June 20, 2012 and April 29, 2013, inter alia, that the aggregate number of Shares that may be issued upon exercise of Options under the Plan shall not exceed 3,865,000 Shares, subject to adjustments as provided in Section 11 of the Plan.

Special Resolution

7.	The Company's registered name has been changed to Celsus Therapeutics Plc.

8.	The Company’s articles of association have been amended by adding a new regulation 10 together with a number of new consequential definitions in regulation 1 and renumbering and cross-referencing the existing regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELSUS THERAPEUTICS PLC

By: /s/ Dov Elefant Dov Elefant Chief Financial Officer Date: June 20, 2013